Boston Brussels Chicago Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

  Strategic alliance with MWE China Law Offices (Shanghai)

Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

September 8, 2014

VIA Hand Delivery
AND EDGAR

Ryan Adams

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	AR Capital Acquisition Corp. Registration Statement on Form S-1 Filed August 11, 2014 File No. 333-198014

Dear Mr. Adams:

On behalf of AR Capital Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated September 5, 2014, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on August 11, 2014.

The Company is concurrently filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Registration Statement on Form S-1 filed with the Commission on August 11, 2014.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

United States Securities and Exchange Commission

September 8, 2014

Response: The Company respectfully advises the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. Similarly, the Company advises the Staff that, to date, it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, or research reports, the Company will supplementally provide them to the Commission for review.

  Please include a currently dated consent of the independent registered public accounting firm in any future amendments to your Form S-1 registration statement.

Response: In response to the Staff’s comment, please see Exhibit 23.1 filed with the Form S-1. The Company also respectfully advises the Staff that it will include a currently dated consent of the independent registered public accounting firm in any future amendments to the Form S-1.

Summary, page 1

3.	Please supplementally provide us with support for the disclosure in this section regarding the experience and performance of the company’s sponsor and management team.

Response: In response to the Staff’s comment, the Company is delivering to the Staff supporting materials regarding the experience and performance of the Company’s sponsor and management team.

4.	As you have highlighted your management’s experience in the prospectus summary, please revise to also indicate that your management team is not required to devote any significant amount of time to your business and that they are concurrently involved in other businesses.

United States Securities and Exchange Commission

September 8, 2014

Response: The Company has revised the disclosure on pages 2, 36 and 62 of the prospectus to indicate that its management team is not required to devote any specific minimum amount of time to its business and that they are concurrently involved in other businesses.

5.	Please revise to explain what you mean by the term “independent retail advice network” on page 2.

Response: The Company has revised the disclosure on pages 2 and 62 of the prospectus in order to explain that RCS Capital Corporation (“RCS”) offers financial retail advice and investment solutions through a network of independent groups of affiliated financial advisors and other financial professionals, and provides its network of advisors and other professionals with the technology, infrastructure and other support and services they need to serve their clients.

Investment Criteria, page 2

6.	We note the disclosure that you seek to acquire companies that “have developed leading positions within their industries,” “have hidden intrinsic value that has not been recognized by the marketplace;” and “offer attractive risk-adjusted return on investments . . . .” With a view towards revised disclosure, please tell us whether targeting a business that is both a leader in its industry and has hidden value may substantially limit the field of possible investment possibilities and be difficult to achieve within your 24 month timeframe.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 62 of the prospectus to disclose that the Company will seek to enter into a business combination with a business or businesses that it believes has one or more of the qualities listed.

Summary Financial Data, page 21

7.	We note that you presented actual balance sheet data as of August 1, 2014 and an “as adjusted” column as Summary Financial Data. Please revise to add footnote disclosure which clearly discloses the nature of the transactions and specific adjustments made to the as adjusted column.

Response: The Company has revised page 21 of the prospectus to add disclosure on the nature of the transactions and specific adjustments made to the “as adjusted” column.

United States Securities and Exchange Commission

September 8, 2014

Dilution, page 52

8.	We note your disclosure that at August 1, 2014, your net tangible book value was $0, or approximately $0.00 per share of common stock. Please explain to us, and revise to clearly disclose, how you calculated or determined net tangible book value. Please note that we generally believe that tangible book value should exclude deferred offering costs. Please advise or revise accordingly.

Response: The Company has revised the calculation of net tangible book value before the offering to exclude deferred offering costs and revised the disclosure on pages 52 and 53 of the prospectus to indicate that net tangible book value before this offering is calculated as current assets excluding deferred offering costs less current liabilities as of August 1, 2014.

Capitalization, page 54

9.	Please revise to include an introductory paragraph which discloses details of the transactions included in the “as adjusted” column. Your disclosure should provide details of the sale of units in this offering and private placement warrants, including the amount of units and warrants to be sold and the price per unit or warrant. You should also include disclosure of the amount of proceeds expected to be received from this offering.

Response: The Company has revised the disclosure on page 54 of the prospectus to include an introductory paragraph disclosing details of the transactions included in the “as adjusted” column, including the amount of units to be sold in this offering, the amount of private placement warrants to be sold, the price per unit or warrant and the amount of proceeds expected to be received from this offering.

10.	We note that you have presented common stock subject to redemption as $285,625,666 in the “as adjusted” column. Please revise to disclose how you calculated or determined that amount.

Response: The Company has revised the disclosure on page 54 of the prospectus to disclose how it calculated the common stock subject to redemption.

11.	Please revise to clearly disclose how the “as adjusted” paid-in capital amount was calculated or determined.

United States Securities and Exchange Commission

September 8, 2014

Response: The Company has revised the disclosure on page 55 of the prospectus to clearly disclose how the “as adjusted” paid-in capital amount was calculated.

Proposed Business, page 60

Overview, page 60

12.	We note your disclosure that your sponsor and its principals have “formed, sponsored and listed four entities with $29 billion of enterprise value . . . .” Please identify these entities.

Response: The Company respectfully advises the Staff that these entities are American Realty Capital Trust, Inc.; American Realty Capital Properties, Inc.; New York REIT, Inc.; and American Realty Capital Healthcare Trust, Inc. In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 61 of the prospectus to include the names of these companies.

Our Management Team, page 63

13.	You state here that you estimate your officers will dedicate an average of 15 to 20 hours per week to your affairs. On pages 89-91, you list the business affiliations of your officers. Given the substantial list of affiliations for each of your officers, please tell us what time commitment you expect them to make to their other business responsibilities that will allow them to devote an average of 15 to 20 hours per week to the company’s affairs.

Response: The Company respectfully advises the Staff that the relevant disclosure reflects an estimate of the average number of hours per week that the officers will devote to the Company’s affairs, and acknowledges that there may be periods of time where the officers devote less time and other periods when the officers devote significantly more time to the Company’s affairs, such as during advanced stages of negotiations for a potential business combination. The Company also respectfully advises the Staff that its officers have significant personnel resources that are available to be deployed across these businesses in order to manage and operate each of these businesses. In light of the Staff’s comment, however, the Company has included disclosure that its management team is currently involved in other businesses and is not required to devote any specific minimum of time to the Company’s business, which may result in a conflict of interest in allocating their time between the Company’s operations and the Company’s search for a business combination and their other businesses.

United States Securities and Exchange Commission

September 8, 2014

Management, page 82

14.	Please tell us, with a view towards revised disclosure, if the Chairman of the Board is both a director and executive officer position at the company.

Response: The Company respectfully advises the Staff that that the Chairman of the Board is not currently an executive officer at the Company. The bylaws of the Company provide that the Company may have a Chairman of the Board as an officer of the Company, but in this instance, the Company’s Chairman of the Board was not appointed by the Board of Directors as an officer of the Company.

Certain Relationships and Related Party Transactions, page 95

15.	We note your disclosure that you “will enter into an agreement to pay an affiliate of [y]our sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services commencing on the date of this prospectus.” Please identify this affiliate. Refer to Item 404(a) of Regulation S-K.

Response: The Company revised the disclosure on page 99 and throughout the prospectus to identify this entity as RCS Advisory Services, LLC, an entity under common control with the Company’s sponsor.

Notes to the Financial Statements

Note 4. Related Party Transactions

16.	We note your disclosure that on August 1, 2014, the Sponsor purchased 8,625,000 shares of the company’s common stock for $25,000, or $0.003 per share and that these shares are identical to the common stock included in the Units being sold in the Proposed Offering. Please revise to disclose the terms and amount of these shares that are subject to forfeiture in connection with the offering.

Response: The Company has revised the disclosure on page F-11 of the prospectus to disclose the terms and amount of these shares that are subject to forfeiture in connection with the offering.

17.	We note from your disclosure on page 49 that you will enter into an agreement to pay an affiliate of your sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services which will commence on the date of this prospectus and terminate upon completion of your initial business combination or liquidation. Please revise that notes to the financial statements to disclose this related party agreement.

United States Securities and Exchange Commission

September 8, 2014

Response: The Company has revised the disclosure on page F-11 to disclose this related party agreement.

18.	We note from your disclosure on page 108 and elsewhere in the filing that the holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of common stock issuable upon the exercise of the private placement warrant and warrants that may be issued upon conversion of working capital loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering. Please revise the notes to the financial statements to disclose the nature and terms of these registration rights.

Response: The Company has revised the disclosure on page F-12 to disclose the nature and terms of these registration rights.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc:  Justin Dobbie, Legal Branch Chief